Parvenu

# Balance Sheet

**Date:** **March 25 2020**

| **Assets** | | **2020** | **2019** |
|---|---|---|---|
| ***Current Assets*** | | | |
| Cash | | 100 | 764 |
| Accounts receivable | | | |
| Inventory | | | |
| Prepaid expenses | | | |
| Short-term investments | | | |
| | *Total current assets* | $ 100 | $ 764 |
| ***Fixed (Long-Term) Assets*** | | | |
| Long-term investments | | | |
| Property, plant, and equipment | | | |
| (Less accumulated depreciation) | | | |
| Intangible assets | | | |
| | *Total fixed assets* | $ - | $ - |
| ***Other Assets*** | | | |
| Deferred income tax | | | |
| Other | | | |
| | *Total Other Assets* | $ - | $ - |
| **Total Assets** | | **$ 100** | **$ 764** |

| **Liabilities and Owner's Equity** | | | |
|---|---|---|---|
| ***Current Liabilities*** | | | |
| Accounts payable | | | |
| Short-term loans | | | |
| Income taxes payable | | | |
| Accrued salaries and wages | | | |
| Unearned revenue | | | |
| Current portion of long-term debt | | | |
| | *Total current liabilities* | $ - | $ - |
| ***Long-Term Liabilities*** | | | |
| Long-term debt | | | |
| Deferred income tax | | | |
| Other | | | |
| | *Total long-term liabilities* | $ - | $ - |
| ***Owner's Equity*** | | | |
| Owner's investment | | 15,000 | |
| Retained earnings | | | |
| Other | | | |
| | *Total owner's equity* | $ 15,000 | $ - |
| **Total Liabilities and Owner's Equity** | | **$ 15,000** | **$ -** |

| **Common Financial Ratios** | | |
|---|---|---|
| **Debt Ratio** (Total Liabilities / Total Assets) | 0.00 | 0.00 |
| **Current Ratio** (Current Assets / Current Liabilities) | | |
| **Working Capital** (Current Assets - Current Liabilities) | 100 | 764 |
| **Assets-to-Equity Ratio** (Total Assets / Owner's Equity) | 0.01 | |

**Debt-to-Equity Ratio** (Total Liabilities / Owner's Equity)          0.00